# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1606 Corp., CIK 0001877461
CUSIP: 68249C101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2425 E Camelback Rd., Suite 150, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001750329

## Reporting persons
- Greg Paul Lambrecht: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 76,000,000; shared voting power 0; sole dispositive power 76,000,000; shared dispositive power 0; aggregate amount beneficially owned 76,000,000 (8.6% of the class)
  Comment: __________________
  (1) Based on 883,850,971 shares of the Issuer's Common Stock outstanding as of April 23rd, 2026.

## Item 1. Issuer
Name of issuer: 1606 Corp.
Address of issuer's principal executive offices: 2425 E Camelback Rd. Suite 150 Phoenix AZ 85016

## Item 2. Person Filing
Name of person filing: Greg Paul Lambrecht
Address of principal business office or, if none, residence: Residence
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (a) 76,000,000 shares of common stock in 1606 Corp, Ticker CBDW
Percent of class: 8.6%
Sole power to vote or to direct the vote: 76,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 76,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Greg Paul Lambrecht: /s/ Greg Paul Lambrecht, Greg Paul Lambrecht (04/23/2026)